WMALT 2006-4 Final Rules (4-19-2006)

Group 1 Paydown Structure Rules

1. Pay to Class R until retired.
2. Pay to Class 1A1 and 1A2 pro-rata until retired.

Size:	~110mm
Type:	30yr jumbo alt-a
Group Pass-Through Rate:	6.00%
Pricing Speed:	100% PPC (8 -> 20 CPR /12 months)
NAS Bonds :	No
AAA support:	Yes. Class 1A2 will support 1A1.
Z-Bonds :	No
Accretion Directed Certificates:	No
LIBOR Certificates:	No
Inverse LIBOR Certificates:	No
Inverse IO Certificates:	No
Initial LIBOR:	Not Applicable
Certificate Interest Rate:	The certificate interest rate will equal the Group Pass-Through Rate.
Yield Maintenance Agreement:	None
Interest Only Certificates:	None.
Accrual date:	04/01/2006
LIBOR Certificates Accrual date:	Not applicable

Group 2 Paydown Structure Rules

1. Pay to Class 2A1 **and 2A2 pro-rata** until retired

Size:	~60mm
Type:	30yr jumbo alt-a
Group Pass-Through Rate:	6.50%
Pricing Speed:	100% PPC (8 -> 20 CPR /12 months)
NAS Bonds :	No
AAA support:	Yes. Class 2A2 will support Class 2A1.
Z-Bonds :	No
Accretion Directed Certificates:	No
LIBOR Certificates:	No
Inverse LIBOR Certificates:	No
Inverse IO Certificates:	No
Initial LIBOR:	Not Applicable
Certificate Interest Rate:	The certificate interest rate will equal the Group Pass-Through Rate.
Yield Maintenance Agreement:	None
Interest Only Certificates:	None.
Accrual date:	04/01/2006

LIBOR Certificates Accrual date:Not applicable

Group 3 Paydown Structure Rules

-Refer to accompanying "Group 3 OC" document

Size:	~346mm
Type:	30yr alt-a
Group Pass-Through Rate:	6.00%
Pricing Speed:	25 CPR
NAS Bonds :	Yes. 3A6.
AAA Support Bonds:	No.
Z-Bonds :	No
Accretion Directed Certificates:	No
LIBOR Certificates:	Yes, Class 3A-2B.
Inverse LIBOR Certificates:	No
Inverse IO Certificates:	No
Initial LIBOR:	TBD
Certificate Interest Rate:	The certificate interest rate will equal the Group Pass-Through Rate.
Yield Maintenance Agreement:	None
Interest Only Certificates:	None.
Accrual date:	04/01/2006
Floater accrual date:	04/25/2006
LIBOR Certificates Accrual date:Not applicable	

Notes

Closing date:	04/27/2006
Print date:	04/25/2006
Floater accrual date:	04/25/2006
First pay date:	05/25/2006
Clean-up call:	Groups 1 and 2 in the aggregate have a 10% call. Group 3 has a stand alone 10% call. The trust will end when the latter of the 2 10% calls is made.
WACIO:	1X and 2X will be crossed to form CX.
WACPO:	1P.
Subordinates:	Groups 1 and 2 will be crossed to form LB1, LB2, LB3, LB4, LB5, and LB6.
	Group 3 will have a stand alone group of subordinates 3M-1, 3M-2, 3M-3, 3M-4, 3B-1, and 3B-2.

PPP1 bond:	$100 principal balance. PPP1 will only apply to Groups 1 and Group 2. $100 will be placed in a reserve fund and pays in month 48, but will accrue no interest.
PPP2 bond:	$100 principal balance. PPP2 will only apply to Group 3. $100 will be placed in a reserve fund and pays in month 48, but will accrue no interest.